Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2022. In this MD&A, “Aeterna Zentaris”, “Aeterna”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and the notes thereto as of December 31, 2022 and 2021 and for the years the ended December 31, 2022, 2021 and 2020. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on March 22, 2023. This MD&A is dated March 22, 2023.

About Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “may”, “will”, “expect”, anticipate”, “estimate”, “intend”, “plan”, “indicate”, “believe”, “direct”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections and other characterizations of future events or circumstances contain forward-looking information.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this MD&A, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F and those relating to: Aeterna’s expectations with respect to the DETECT-trial (as defined below) (including regarding the enrollment of subjects in the DETECT-trial, the application of the Macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of neuromyelitis optica spectrum disorder (“NMOSD”), as well as Parkinson’s disease (“PD”), and developing a manufacturing process for selected candidates; Aeterna’s expectations regarding conducting assessments in relevant PD models; the University of Queensland’s undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of amyotrophic lateral sclerosis (“ALS”), also known as Lou Gehrig’s disease, and Aeterna’s formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 (as defined below) in preparation for a potential investigational new drug (“IND”) filing for conducting the first in-human clinical study of AEZS-150; and the impacts associated with the termination of the license agreement with Novo Nordisk Healthcare AG (“Novo Nordisk” or “Novo”), as discussed below.

Forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); potential delays associated with the commencement of the DETECT-trial or failure to obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial, and the result of the DETECT-trial may not support receipt of regulatory approval in childhood-onset growth hormone deficiency (“CGHD”); results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements, including our reliance on the success of the Novo Amendment (as defined below) and on the continued availability of funds and resources to successfully commercialize the product; instability associated with the global COVID-19 pandemic and COVID-19’s unknown potential effect on our operations; our ability to enter into additional out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and to keep such agreements in effect; and our ability to continue to list our common shares on the Nasdaq or the TSX. These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F.

1

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of the ongoing COVID-19 pandemic and of its impact on the global economy and its uncertain impact on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain forward-looking statements contained herein about prospective results of operations, financial position or cash flows may constitute a financial outlook. Such statements are based on assumptions about future events, are given as of the date hereof and are based on economic conditions, proposed courses of action and management’s assessment of currently available relevant information. The Company’s management has approved the financial outlook as of the date hereof. Readers are cautioned that such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the U.S. Securities and Exchange Commission (“SEC”). We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through the license agreement and the amended license agreement (collectively the “Novo Amendment”) with Novo, who was granted an exclusive license for the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) for the diagnosis of adult and pediatric growth hormone deficiency in the U.S. and Canada, as discussed further below. On August 26, 2022, the Company announced that Novo had exercised its right to terminate the Novo Amendment. Following a 270-day notice period, Aeterna will regain full rights to Macrilen™ in the U.S. and Canada on May 23, 2023.

2

With respect to other global markets, we entered into an exclusive licensing agreement with Consilient Health Limited (“Consilient Health” or “CH”) for the commercialization of macimorelin in the European Economic Area and the United Kingdom. Commercialization in European countries began in Q2, 2022. On March 15, 2023, with the Company’s consent, Consilient Health entered into an assignment agreement to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Atnahs Pharma UK Limited (“Pharmanovia”) and the Company and Pharmanovia entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to Pharmanovia. We have entered into a commercialization and supply agreement with MegaPharm Ltd., which is seeking regulatory approval and plans to subsequently commercialize macimorelin in Israel and the Palestinian Authority. We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries. We also are leveraging the clinical success and compelling safety profile of macimorelin to develop the compound for the diagnosis of CGHD, an area of significant unmet need. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across a number of indications, with a focus on rare or orphan indications and with the potential for pediatric use. To date, we have signed agreements to establish this pipeline across a number of indications, including NMOSD, PD, primary hypoparathyroidism and ALS.

Key Operational Developments

3

Macimorelin Commercialization Program

Novo is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD and most recently in accordance with the Novo Amendment, pursuant to which the Company agreed to grant to Novo additional rights with respect to ownership of the Aeterna Patent Rights and Trademarks, as defined, and to amend certain responsibilities between Aeterna and Novo with respect to the ongoing development initiatives for the use of Macrilen™ as a diagnostic in the pediatric indication (the “Pediatric Indication”). Additionally, the Novo Amendment: reflected the existence of a supply agreement; established total consideration to be provided by Novo as reimbursements for costs incurred in connection with the development activities related to the Pediatric Indication; provided for a non-refundable upfront payment of $6.1 million (€5.0 million) to be made by Novo to the Company; and modified future payment obligations, including a reduction of royalty rates and a waiver by the Company with respect to the $5 million pediatric milestone from the original agreement with Novo.

As for the reduction in royalties, the Company agreed to reduce the Net Sales Royalties from 15% to 8.5% for annual net sales of Macrilen™ up to $40 million and to establish a royalty of 15% for annual net sales of Macrilen™ over $40 million.

Following the termination of the Novo Amendment, pursuant to the terms of the Novo Amendment, Novo is required to continue to fulfil its obligations during the 270-day notice period. The Company plans to engage in efforts to explore all options for Macrilen™.

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH” or “Consilient”) for the commercialization of macimorelin in the European Economic Area and the United Kingdom. In December 2021, the Department of Health and Social Care in the United Kingdom approved a list price which triggered a $226 (€0.2 million) pricing milestone payment from CH to the Company. In Germany, a list price was approved on June 15, 2022 which triggered a second $226 (€0.2 million) pricing milestone payment from CH to the Company. We shipped initial batches of macimorelin (Ghryvelin®) to Consilient in the first quarter of 2022. Consilient launched the product meanwhile in the United Kingdom, Sweden, Denmark, Finland, Germany and Austria. More EU countries will follow pending re-imbursement negotiations. On April 19, 2022, we announced that European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin (Ghryvelin®; Macrilen™) for use to diagnose GHD in adults. On March 15, 2023, with the Company’s consent, Consilient Health entered into an assignment agreement to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Atnahs Pharma UK Limited (“Pharmanovia”). The Company also entered into an exclusive supply agreement with Pharmanovia, pursuant to which the Company agreed to provide the Licensed Product to Pharmanovia.

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel, which was approved in November 2022.

We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Eood (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries.

4

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety. Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric patients from 2 to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020 the Company announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

In late 2020, we entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“DETECT-trial”), evaluating macimorelin for the diagnosis of CGHD. The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide, with at least 40 pre-pubertal and 40 pubertal subjects, and a minimum of 25 subjects expected to be enrolled in the U.S. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. In addition, under the Novo Amendment, Novo and Aeterna agreed that Novo will fund DETECT-trial costs up to $9.6 million (€9 million), which includes reimbursement of Aeterna’s relevant budgeted internal labor costs. Any additional external jointly approved DETECT-trial costs incurred over $9.6 million (€9 million) will be shared equally between Novo and Aeterna. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, (see: https://clinicaltrials.gov/ct2/show/NCT04786873), and on May 13, 2021, we announced the opening of the first clinical site in the U.S.

On January 26, 2022, the Company announced that it had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Our team has diligently worked to get more clinical sites up and running with the goal of building momentum and bringing this study across the finish line while navigating as best as possible through this challenge. We have engaged a contract research organization (“CRO”) to conduct the DETECT-trial in the United States and in various European countries, including Russia and Ukraine, where, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities were halted. Consequently, no patients have been enrolled in either of these countries’ clinical sites to date. Russia’s invasion of Ukraine has impacted our ability to conduct our trial in the region.

On August 26, 2022, the Company announced it will regain full rights to Macrilen™ for the U.S. and Canada territories, following Novo’s termination of the development and commercialization license agreement, which triggered a 270-day notice period. Novo will continue to fund DETECT-trial costs up to $9.6 million (€9 million), which includes reimbursement of Aeterna’s relevant budgeted internal labor costs. Any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) will be shared equally between Novo and Aeterna. The Company is actively engaged in exploring all options for Macrilen™.

5

On January 17, 2023, the Company provided a business update, highlighting that bolstered enrollment was expected by the replacement of inactive countries/sites and engagement of an additional Clinical Research Organization (CRO). Currently, four new countries (Armenia, Slovakia, Greece, and Turkey) have ongoing DETECT clinical trial application activities, with clinical trial approvals assumed in the first half of 2023. Enrollment completion was announced to be expected by the end of 2023. Management’s current estimated impacts of delays and higher-than-expected costs related to Macrilen’s ™ pediatric clinical development due to both COVID-19 and the Russia invasion of Ukraine are discussed further below.

Pipeline Expansion Opportunities

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder and Parkinson’s disease

In January 2021, Aeterna entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, the Company has engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital in Boston as consultants for scientific support and advice in the field of inflammatory central nervous system disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, the Company entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease. On May 12, 2022 the Company announced positive pre-clinical results in an innovative mouse model of Parkinson’s disease, where treatment with α-Synuclein specific AIM Biologicals showed a trend towards improved motoric function, as well as significant induction of regulatory T cells and rescue of substantia nigra neurons. The data were presented at IMMUNOLOGY2022™, the annual event of the American Association of Immunologists, held on May 6-10, 2022 in Portland, Oregon. On June 13, 2022 the Company announced that it achieved proof-of-concept for the treatment of NMOSD in both in-vitro and in mouse models. These findings were presented at the 13th International Congress on Autoimmunity on June 10-13, 2022 in Athens, Greece. In October 2022, the Company entered into a research and development agreement with Massachusetts General Hospital (MGH) in Boston and Dr. Michael Levy, to conduct pre-clinical ex-vivo and in-vivo studies in NMOSD.

AIM Biologicals is based on a natural process during pregnancy, which induces immunogenic tolerance of the maternal immune system to the partially foreign fetal antigens. Fetal proteins are processed and presented on certain immunosuppressive major histocompatibility complex class I molecules to induce this tolerance. In an autoimmune disease is the immune system misdirected and targets the body’s own protein. With AIM Biologicals, we aim to restore the tolerance against such proteins to treat autoimmune diseases.

6

NMOSD is an autoimmune disease targeting the protein aquaporin 4, primarily found in optic nerves and the spinal cord. The disease leading to blindness and paralysis has a prevalence of 0.7-10 in 100,000, more common in persons with Asian or African compared to European ancestors, and nine times more prevalent among women compared to men. NMOSD progresses in often life-threatening relapses, which are aggressively treated with high-dose steroids and plasmapheresis. Our pre-clinical plans include expanding the already available proof-of-concept data for the treatment of NMOSD in both in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate; and manufacturing process development for the selected candidate.

Parkinson’s disease is a neurological disease commonly associated with motoric problems with a slow and fast progression form. It is the second most common neurodegenerative disease affecting 10 million people worldwide. The hallmark of PD is the neuronal inclusion of mainly α-synuclein protein (αSyn) associated with the death of dopamine-producing cells. Dopaminergic medication is the mainstay treatment of PD symptoms, but currently there is no pharmacological therapy to prevent or delay disease progression leading to alternate treatments, such as deep brain stimulation with short electric bursts, being investigated for the treatment of symptoms. For the development of AIM Biologicals as potential PD therapeutics, Aeterna plans utilizes, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers. We are continuing in-vitro and in-vivo testing of antigen-specific AIM Biologics candidate molecules for the potential treatment of Parkinson’s disease.

AEZS-150 - Delayed Clearance (“DC”) Parathyroid Hormone (“PTH”) (“DC-PTH”) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

On March 11, 2021, the Company entered into an exclusive license agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to PTH fusion polypeptides covering the field of human use, which will initially be studied by Aeterna for the potential therapeutic treatment of chronic hypoparathyroidism (“HypoPT”). Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, Aeterna obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patent applications for all human uses for an up-front cash payment, and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna will be responsible for the further development, manufacturing, approval, and commercialization of the licensed products. Aeterna has also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

The researchers at the University of Sheffield have developed a method to increase the serum clearance time of peptides, which the Company is applying to the development of a treatment for HypoPT. HypoPT is an orphan disease where the PTH level is abnormally low or absent, with a prevalence per 100,000 of 37 in the U.S., 22 in Denmark, 9.4 in Norway, and 5.3 to 27 in Italy. Standard treatment is calcium and vitamin D supplementation. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed to provide a weekly treatment option of chronic hypoparathyroidism in adults. Recent progress includes the successful verification and reproduction of previous in-vivo data from the University of Sheffield, in a rat model of hypoparathyroidism, as well as ongoing development of the manufacturing process for AEZS-150 with the Company’s contract development and manufacturing organization, progressing toward establishment of a master cell bank for a cell line expressing AEZS-150 and a process suitable for larger scale good manufacturing practices. Our next steps include working with The University of Sheffield to conduct in depth characterization of development candidate (in-vitro and in-vivo); the establishment of a master cell bank for a cell line expressing AEZS-150, and formalizing the pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

7

AEZS-130 - Macimorelin Pre-clinical Program

On January 13, 2021, we entered into a material transfer agreement with Queensland University to provide macimorelin for the conduct of preclinical and clinical studies evaluating macimorelin as a therapeutic for the treatment of ALS. ALS is a rare progressive neurological disease primarily affecting the neurons controlling voluntary movement, leading to the disability to control movements such as walking, talking, and chewing. Most people with ALS die from respiratory failure, usually between 3-5 years after diagnosis. Currently there is no cure for ALS and no effective treatment to halt or reverse the progression of the disease. Ghrelin is a hormone with wide-ranging biological actions, most known for stimulating growth hormone release, which is demonstrating emerging evidence as therapeutic for ALS. As a ghrelin agonist, macimorelin has the potential as a treatment for ALS, which is evaluated in this research collaboration.

The University of Queensland researchers have filed for supportive grants to conduct such clinical studies. In July 2022, the Company entered into a research and option to license agreement with UniQuest Pty Ltd., the commercialization company of The University of Queensland (UQ), Brisbane, Australia, to advance the development of macimorelin as a potential therapeutic for the treatment of ALS. The Company made substantial progress in the development of a suitable, alternative formulation for use in ALS and is continuing to evaluate AEZS-130 in transgenic mouse ALS models to demonstrate the therapeutic potential of macimorelin in this indication. Our next steps include completion of the ongoing toxicology and safety studies to support treatment over prolonged periods and following potential achievement of proof-of-concept, scientific advice with regulatory authorities to discuss program development next steps.

Bacterial Vaccine Platform: Orally active, live-attenuated bacterial vaccine platform with potential application against viruses and bacteria, such as coronaviruses and chlamydia bacteria

The COVID-19 vaccine landscape has continued to evolve profoundly in the past two years. There are highly effective vaccines available, an increasing number of therapeutic options are meanwhile approved or in later stage development and less lethal virus variants are spreading, all of which increase the financial risk associated with any early stage COVID-19 vaccine program. In order to ensure we are prudent with the use of resources, given the early stage of the Company’s vaccine development programs and the changes in the global situation, Aeterna has decided that it will not pursue further development of the vaccine platform for either COVID-19 or Chlamydia (which was based on the same vaccine platform as used in the Company’s COVID-19 program). As a result, the Company has also elected to terminate its existing license agreements with the University of Wuerzburg for that vaccine platform technology.

Key Corporate Developments

Changes in personnel

Effective January 24, 2022, Mr. Giuliano La Fratta joined the Company as the Senior Vice President, Chief Financial Officer, replacing Ms. Leslie Auld.

Nasdaq Letters and Share Consolidation

On July 28, 2021, we received a letter from the Listing Qualifications Staff of the Nasdaq, notifying us that during the 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below US$1.00 per share and, therefore, we did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days, through January 24, 2022. On January 26, 2022, we announced that the Listing Qualifications Staff of the Nasdaq had notified the Company that it has been granted an additional 180 calendar day period, through July 26, 2022, to comply with the US$1.00 minimum bid price requirement for continued listing on the Nasdaq.

On July 15, 2022, we announced that our shareholders had approved consolidation of our issued and outstanding common shares on a twenty-five (25) to one (1) basis (the “Share Consolidation”), subject to approval of the Toronto Stock Exchange and the Nasdaq. On July 21, 2022 the Share Consolidation was effected and the Common Shares began trading on the TSX and Nasdaq on a post-Consolidation basis. The Share Consolidation reduced the number of Common Shares issued and outstanding from 121,397,007 to 4,855,876 Common Shares. Accordingly, all common shares, DSU and Warrants, stock options and per share amounts in the Company’s condensed interim consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. Outstanding stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased.

8

The Company proceeded with the Share Consolidation in order to satisfy the Bid Price Rule. As the Company did not trade at or above the U.S. $1.00 per Common Share for ten consecutive trading days by July 25, 2022, the current expiration date of its grace period, it received a notice of delisting on July 28, 2022. On August 3, 2022, Company received formal notice from Nasdaq that the Company evidenced compliance with the Bid Price Rule and all other applicable continued listing requirements and that the Nasdaq listing matter was closed.

Exposure to Epidemic or Pandemic Outbreak

We continue to monitor the impact of COVID-19 on our operations, including the interruption of our clinical trial activities and of our supply chain. The COVID-19 pandemic has caused delays in site initiation and patient enrollment in our Phase 3 DETECT clinical trial for diagnostic use in childhood-onset growth hormone deficiency. Additionally, sales activities for Macrilen™ in the U.S. and Ghryvelin® in Europe have been impacted due to delays of diagnostic activities on AGHD. Further, the COVID-19 pandemic may continue to cause some patients to be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which can delay our ability to conduct clinical trials or release clinical trial results on a timely basis and has delayed our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.

The duration, scope and impact on our business operations, clinical studies and our financial results have been and are expected to continue to be impacted by the pandemic, as discussed further below. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be adversely affected. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or its financial performance.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers. Please see the risk factor section, entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares”, in this Annual Report on Form 20-F.

Russian invasion of Ukraine

Conducting clinical trials in foreign countries, as in our ongoing DETECT-trial, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries. In 2022 our DETECT-trial activities in both Russia and Ukraine were halted due to the Russian invasion of Ukraine, which represented approximately 25 of the planned total patients in the trial, resulting in a delay in the expected completion of the trial. To replace these countries and ensue the timely completion of the DETECT-trial, the Company engaged a second CRO to establish testing sites in four new countries (Armenia, Slovakia, Greece, and Turkey). Clinical trial applications are ongoing, and the Company expects to receive the approvals to conduct the clinical trial in these new countries in the first half of 2023.

Furthermore, the United States and its European allies have imposed significant new sanctions against Russia, including regional embargoes, full blocking sanctions, and other restrictions targeting major Russian financial institutions. Our ability to conduct clinical trials in Russia, parts of Ukraine and elsewhere in the region have become restricted under applicable sanctions laws, which require us to identify alternative trial sites, thereby increasing our development costs and delaying the clinical development of our product candidates.

9

Consolidated Statements of Financial Position Data

	As at December 31,
	2022	2021	2020
(in thousands)	$	$	$
Cash and cash equivalents	50,611	65,300	24,271
Trade and other receivables and other current assets	4,648	5,447	3,322
Inventory	229	73	21
Restricted cash equivalents	322	335	338
Property and equipment	216	192	179
Other non-current assets	—	8,755	8,874
Total assets	56,026	80,102	37,005
Payables and accrued liabilities and income taxes payable	3,936	2,787	2,322
Current portion of provisions	45	34	92
Current portion of deferred revenues	2,949	4,815	2,193
Lease liabilities	179	161	184
Non-financial non-current liabilities (1)	13,141	19,319	19,003
Total liabilities	20,250	27,116	23,794
Shareholders’ equity	35,776	52,986	13,211
Total liabilities and shareholders’ equity	56,026	80,102	37,005

(1) Comprised mainly of employee future benefits, deferred gain, non-current portion of deferred revenues and provisions.

Critical Accounting Estimates and Judgments

Our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS as issued by the IASB.

A detailed discussion of our accounting estimates and judgements can be found in Note 3 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are included in Item 17 – “Financial Statements” in this Annual Report on Form 20-F. Critical accounting estimates and judgments are those that require significant judgment and/or estimates by management at the time that financial statements are prepared such that materially different results might have been reported if other assumptions had been made. These estimates form the basis for and affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared. Actual results could differ materially from these estimates.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant accounting estimates and assumptions that the Company has made in the preparation of our consolidated financial statements include: accounting for a contract modification, license and collaboration arrangement with multiple elements, impairment of goodwill, employee future benefits and research and development accrual.

10

Recent Accounting Pronouncements

IFRS Pronouncements issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in Note 24 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are included in Item 17 – “Financial Statements” in this Annual Report on Form 20-F.

Results of operations

Consolidated Statements of Loss and Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands)	2022	2021	2022	2021	2020
	$	$	$	$	$
Revenues	2,485	956	5,640	5,260	3,652
Operating expenses
Cost of sales	51	18	157	90	2,317
Research and development	4,425	1,863	12,506	6,574	1,506
Selling, general and administrative	2,012	2,206	8,230	7,267	5,893
Gain on modification of building lease	—	—	—	—	(219)
Impairment of intangible assets	584	—	584	—	—
Impairment of goodwill	7,642	—	7,642	—	—
(Reversal of) impairment of other assets	124	—	124	—	(139)
Total operating expenses	14,838	4,087	29,243	13,931	9,358
Loss from operations	(12,353)	(3,131)	(23,603)	(8,671)	(5,706)
Gains (loss) due to changes in foreign currency exchange rates	(98)	257	879	215	572
Change in fair value of warrant liability	—	—	—	—	1,147
Other finance costs	—	—	(3)	(21)	(736)
Net finance income (costs)	(98)	257	876	194	983
Loss before income taxes	(12,451)	(2,874)	(22,727)	(8,477)	(4,723)
Income tax (expense) recovery	—	(20)	—	109	(395)
Net loss	(12,451)	(2,894)	(22,727)	(8,368)	(5,118)
Basic and diluted loss per share	(2.56)	(0.63)	(4.68)	(1.82)	(3.11)

11

Revenues

We generate revenue from license and collaboration agreements with customers (license fees, milestone revenue, royalties), the provision of development services, the sale of certain active pharmaceutical ingredients (“API”), semi-finished goods and finished goods, and from certain supply chain activities, which are comprised largely of oversight or supervisory support services related to stability studies or development activities carried out with respect to API batch production as specified in underlying contracts with customers.

	Three months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Revenues
License fees	873	361	512	142%
Development services	1,526	528	998	189%
Royalty income	44	21	23	110%
Supply chain	42	46	(4)	-8%
Total revenues	2,485	956	1,529	160%

Our total revenue for the three-month period ended December 31, 2022 was $2.5 million as compared to $1.0 million for the same period in 2021, representing an increase of $1.5 million, primarily due to $0.5 million increase in License fees and $1.0 million increase in Development services with Novo.

	Twelve months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Revenues
License fees	1,704	1,670	34	2%
Development services	3,617	3,337	280	8%
Product sales	57	—	57	100%
Royalty income	101	68	33	49%
Supply chain	161	185	(24)	-13%
Total revenues	5,640	5,260	380	7%

Our total revenue for the twelve-month period ended December 31, 2022 was $5.6 million as compared to $5.3 million for the same period in 2021, representing an increase of $0.3 million, primarily due to $0.3 million increase in development services with Novo.

12

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	QUARTER ENDED DECEMBER 31,
(in thousands)	2022	2021	CHANGE	CHANGE
	$	$	$	%
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	1,297	526	771	147%
AEZS-130 direct research and development expenses	1,004	143	861	602%
DC-PTH direct research and development expenses	697	63	634	1,006%
Parkinsons direct research and development expenses	155	171	(16)	-9%
Covid-19 direct research and development expenses	222	137	85	62%
NMOSD direct research and development expenses	320	106	214	202%
Chlamydia direct research and development expenses	295	108	187	173%
Additional programs’ direct research and development expenses	27	249	(222)	-89%
Total direct research and development expenses	4,017	1,503	2,514	167%
Employee-related expenses	311	335	(24)	-7%
Facilities, depreciation, and other expenses	97	25	72	288%
Total	4,425	1,863	2,562	138%

Research and development expenses increased by $2.6 million for the quarter ended December 31, 2022 compared to the quarter ended December 31, 2021 primarily driven by a $2.5 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $2.5 million increase in total direct research and development expenses for the quarter ended December 31, 2022 was primarily due to a $0.8 million increase in costs for the DETECT-trial and a $1.7 million increase in the expenses of our new pre-clinical projects with universities. In addition, during the quarter ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired as discussed further below.

In the fourth quarter of 2022, the Company has seen a significant increase in the recruitment of patients for the DETECT-trial leading to the increase in cost from the previous year, when the company was primarily focused on establishing testing sites for patient enrollment in the DETECT-trial. In addition to the DETECT-trial, the Company was actively working with its university research partners on the named pre-clinical programs. The increase in spend on these projects from the prior year is primarily driven by the advancement of these projects, in particular the AEZS-150 and DC-PTH projects which were in licensed in 2021.

13

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	YEAR ENDED DECEMBER 31,
(in thousands)	2022	2021	$ CHANGE	CHANGE
	$	$	$	%
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	3,818	3,244	574	18%
AEZS-130 direct research and development expenses	2,514	230	2,284	993%
DC-PTH direct research and development expenses	1,999	154	1,845	1,198%
Parkinsons direct research and development expenses	657	171	486	284%
Covid-19 direct research and development expenses	527	712	(185)	-26%
NMOSD direct research and development expenses	637	453	184	41%
Chlamydia direct research and development expenses	623	146	477	327%
Additional programs’ direct research and development expenses	262	486	(224)	-46%
Total direct research and development expenses	11,037	5,596	5,441	97%
Employee-related expenses	1,199	839	360	43%
Facilities, depreciation, and other expenses	270	139	131	94%
Total	12,506	6,574	5,932	90%

Research and development expenses increased by $5.9 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily driven by a $5.4 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $5.4 million increase in total direct research and development expenses for the year ended December 31, 2022 was primarily due to a $0.6 million increase in costs for the DETECT-trial and a $4.8 million increase in expenses related to our new pre-clinical projects with universities for named projects. In 2022, the Company continued to accelerate the opening of new clinical sites and commenced the enrollment of patients in the DETECT-trial, in contrast to 2021 where the Company had not yet commenced patient enrollment. In addition to the DETECT-trial, the Company ran our six pre-clinical projects for the full year, in contrast to prior year when these 6 pre-clinical projects were in licensed during the year. Lastly, during the quarter ended December 31, 2022 the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired as discussed further below.

Employee-related expenses have increased in 2022 by $0.4 million as compared to the year ended December 31, 2021 primarily due to the addition of two senior members to our research and development team.

Facilities, depreciation, and other expenses have increased in 2022 by $0.1 million as compared to 2021, primarily from higher Consulting and other service related expenses.

14

Selling, general, and administrative expenses

	Three months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Salaries & benefits	882	869	13	1%
Insurance	420	406	14	3%
Professional fees	222	310	(88)	-28%
Consulting fees	89	184	(95)	-52%
Other office & general expenses	399	437	(38)	-9%
Total selling, general & administrative expenses	2,012	2,206	(194)	-9%

Our total Selling, general and administrative expenses for the three-month period ended December 31, 2022, were $2.0 million as compared to $2.2 million for the same period in 2021 representing a decrease of $0.2 million. This decrease arose primarily from a $0.1 million decline in Professional fees and a $0.1 million decline in Consulting fees.

	Twelve months ended December 31,
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Salaries & benefits	2,994	2,525	469	19%
Insurance	1,678	1,040	638	61%
Professional fees	1,163	1,207	(44)	-4%
Consulting fees	682	688	(6)	-1%
Other office & general expenses	1,713	1,807	(94)	-5%
Total selling, general & administrative expenses	8,230	7,267	963	13%

Our total Selling, general and administrative expenses for the twelve-month period ended December 31, 2022 were $8.2 million as compared to $7.3 million for the same period in 2021, representing an increase of $1.0 million. This increase arose primarily from a $0.5 million increase in Salaries and Benefits, a $0.6 million increase in Insurance expenses offset by a $0.1 million decrease in other office and general expenses.

Impairment of goodwill & intangible assets

	Three months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Impairment of goodwill	7,642	—	7,642	100%
Impairment of intangible assets	584	—	584	100%
	8,226	—	8,226	100%

	Twelve months ended December 31
(in thousands)	2022	2021	Change	Change
	$	$	$	%
Impairment of goodwill	7,642	—	7,642	100%
Impairment of intangible assets	584	—	584	100%
	8,226	—	8,226	100%

During the quarter ended December 31, 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. In addition, as part of the Company’s annual goodwill impairment assessment, the recoverable amount of the group of cash generating units (“CGUs”) that goodwill was allocated to was determined based on a fair value less cost of disposal (“FVLCD”) model. FVLCD was determined based on a market approach and also derived from market data including information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. Based on the Company’s assessment, the recoverable amount of the group of CGUs was lower than the carrying value and therefore an impairment charge was recorded on its goodwill and intangible assets for an amount of $7,642 and $372 respectively, as discussed in note 11 of the Company’s audited consolidated financial statements.

15

Net finance income (costs)

For the three-month period ended December 31, 2022, our net finance cost was $0.1 million as compared to a net finance income of $0.3 million for the three-month period ended December 31, 2021. This is primarily due to a $0.3 million decrease in foreign currency gains (loss). Our net finance income for the twelve-month period ended December 31, 2022 was $0.9 million as compared to $0.2 million for the same period in 2021, representing a increase of $0.7 million. This is primarily due to a $0.7 million increase in gain due to change in foreign currency.

Net loss

For the three-month period ended December 31, 2022, we reported a consolidated net loss of $12.5 million, or $2.56 loss per common share (basic and diluted), as compared to a consolidated net loss of $2.9 million, or $0.63 loss per common share (basic and diluted) for the three-month period ended December 31, 2021. The $9.6 million increase in net loss is primarily from a $10.8 million increase in total operating expenses and a $0.3 million decrease in net finance income (costs) offset by a $1.5 million increase in revenues, as discussed above.

For the twelve-month period ended December 31, 2022, we reported a consolidated net loss of $22.7 million, or $4.68 loss per common share (basic and diluted), as compared to a consolidated net loss of $8.4 million, or $1.82 loss per common share (basic and diluted), for the year ended December 31, 2021. The $14.3 million increase in net loss is primarily from a $15.3 million increase in operating expenses, offset by a $0.3 million increase in total revenues and a $0.7 million increase in net finance income, as previously discussed.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
	$	$	$	$
Revenues	2,485	1,860	(222)	1,517
Net loss	(12,451)	(3,420)	(4,216)	(2,640)
Net loss per share (basic and diluted)(2)	(2.56)	(0.70)	(0.87)	(0.54)

	Three months ended
(in thousands, except for per share data)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	$	$	$	$
Revenues	956	1,052	1,584	1,668
Net loss	(2,894)	(1,932)	(2,084)	(1,458)
Net loss per share (basic and diluted)(1)	(0.63)	(0.40)	(0.43)	(0.38)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

16

Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents being its primary components, is to ensure sufficient liquidity to fund research and development costs, selling expenses, general and administrative expenses and working capital requirements. Over the past several years, we have raised capital via public and private equity offerings and issuances and have entered into licensing and collaborative arrangements, consideration from which, together with proceeds from equity issuances, has been our primary source of liquidity. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated (amounts in thousands):

	Years ended December 31,
(in thousands)	2022	2021	2020
	$	$	$
Cash and cash equivalents - beginning of year	65,300	24,271	7,838
Cash used in operating activities	(13,680)	(8,581)	(4,129)
Cash flows (used in) provided by financing activities	(118)	51,037	20,468
Cash flows (used in) provided by investing activities	(12)	(658)	56
Effect of exchange rate changes on cash and cash equivalents	(879)	(769)	38
Cash and cash equivalents - end of year	50,611	65,300	24,271

Operating activities

Cash used by operating activities totaled $13.7 million for the twelve months ended December 31, 2022, as compared to $8.6 million used by operating activities in the same period in 2021. This $5.1 million increase in spending in operating activities is attributed primarily to increased research and development and general and administrative expenses.

Financing activities

Cash spent on financing activities totaled $0.1 million for the twelve months ended December 31, 2022, as compared to cash provided by financing activities of $51.0 million in the same period in 2021. In February 2021, the Company completed a financing which provided $31.0 million in net funding and throughout 2021, holders exercised 35.1 million warrants resulting in proceeds to the Company of $20.0 million.

Investing activities

Cash used in investing activities totaled $0.01 million for the twelve months ended December 31, 2022, as compared to cash provided by investing activities of $0.7 million in the same period in 2021. The $0.7 million year-over-year decrease is attributable entirely to upfront payments made to universities under certain license agreements in 2021.

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Our current business focus is to: investigate further therapeutic uses of Macrilen™, expand pipeline development activities, further expand the commercialization of macimorelin in available territories and fund ongoing clinical trial costs. Consequently, the Company has incurred operating losses and has generated negative cash flow from operations and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ in the U.S. and Canada. The Company expects to incur significant expenses and operating losses for the foreseeable future as it advances its product candidates through preclinical and clinical development, seeks regulatory approval and pursues commercialization of any approved product candidates. We expect that our research and development costs will increase in connection with our planned research and development activities.

17

As of December 31, 2022, the Company had an accumulated deficit of $352.0 million. The Company also had a net loss of $22.7 million and negative cash flows from operations of $13.7 million for the year ended December 31, 2022. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for the next 12 months. We plan to finance our future operations and capital expenditures primarily though cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates, including the impact of COVID-19 on our ongoing and planned research and development efforts;
●	our alignment with the FDA on regulatory approval requirements;
●	the impact of COVID-19 on the operations of key governmental agencies, such as the FDA, which may delay the development of our current product candidates or any future product candidates;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing, and cost of regulatory approvals;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and
●	the extent to which we acquire or in-license other product candidates and technologies.

18

Contractual obligations and commitments

The following is a summary of our contractual obligations as of December 31, 2022:

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	9,250	1,577	10,827
1 – 3 years	1,362	218	1,580
4 – 5 years	29	—	29
More than 5 years	—	—	—
	10,641	1,795	12,436

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up $38,458 to upon achieving certain sales volumes, regulatory or other milestones related to specific products.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As of December 31, 2022, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under Item 3, D. – “Risk factors” in this Annual Report on Form 20-F for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities’ regulatory authorities at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

19

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2022.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation of material weakness

As disclosed in Item 15 – “Controls and Procedures” in our Annual Report on Form 20-F for the year ended December 31, 2021 and in each of our quarterly MD&As filed during 2022, management identified a control deficiency that constitutes a material weakness. A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our interim or annual consolidated financial statements or related disclosures will not be prevented or detected on a timely basis.

The material weakness resulted from a failure in the design and implementation of review controls over the accounting for license and collaboration agreements under IFRS and the related revenue recognition. Specifically, our review control was not sufficiently designed to adequately review and assess an accounting analysis for revenue recognition for complex revenue arrangements. This resulted in a restatement of our previously issued condensed interim consolidated financial statements as of and for the quarters and year-to-date periods ended March 31, 2021, June 30, 2021 and September 30, 2021, with respect to revenue recognition on one agreement. As a result, Management determined that a material weakness existed as described above.

During 2022, we executed our remediation plan to address the material weakness discussed above and to improve our internal control over financial reporting. Our remediation activities included:

●	strengthening our revenue recognition and financial reporting controls by adding new or additional resources with adequate technical knowledge and training, including the hiring of a new Chief Financial Officer in January 2022, a new corporate controller in September 2022, and utilizing the services of an external professional with requisite knowledge and experience in the area of revenue recognition and of IFRS more broadly.

●	designing and implementing effective internal controls related to the involvement of appropriate finance and accounting staff in the review of strategic and complex transactions, such as license and collaboration agreements, including as those transactions are negotiated and executed, to ensure that any matters with accounting ramifications are addressed on a timely basis; and

●	ensuring that all non-routine transactions, including those requiring the application of significant judgment or analysis, are thoroughly researched at the appropriate level and are sufficiently documented by qualified accounting and finance personnel (including third-party subject matter experts as necessary), with such documentation to be approved in a timely manner by the Company’s Chief Financial Officer.

We tested such newly established policies, procedures, and control activities designed to address the above-described material weakness. As a result, we believe that this material weakness was remediated as of December 31, 2022.

Changes in Internal Controls over Financial Reporting

Other than completion of the actions taken to remediate the material weakness discussed above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Our management assessed our internal control over financial reporting as of December 31, 2022, the end the period covered by this Annual Report on Form 20-F. Management based its assessment on criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment of our internal control over financial reporting, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

20